Exhibit 99.1

BAYTEX TO PRESENT AT CANACCORD GENUITY
GLOBAL RESOURCES CONFERENCE

CALGARY, ALBERTA (October 10, 2013) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Vice President, Investor Relations, will be presenting at the Canaccord Genuity Global Resources Conference on Thursday, October 17, 2013 at 10:00 am EDT (8:00 am MDT) in Miami, Florida. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://wsw.com/webcast/canaccord11/bte/

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521